SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 3)

ZAIS GROUP HOLDINGS, INC.
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

40421A104
(CUSIP Number)

Eric T. Schwartz, Esq. Graubard Miller 405 Lexington Avenue, 11th Floor New York, NY 10174 (212) 818-8800
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 28, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 40421A104	SCHEDULE 13D	Page 1 of 4 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) d.Quant Special Opportunities Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,207,056
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 9,207,056
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,207,056
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 66.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 40421A104	SCHEDULE 13D	Page 2 of 4 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Neil Ramsey
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 9,585,287
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 9,585,287
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,585,287
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 69.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 40421A104	SCHEDULE 13D	Page 3 of 4 Pages

This Amendment No. 3 to Schedule 13D amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (“SEC”) by d.Quant Special Opportunities Fund, LP (“SpecOps”) and Neil Ramsey (“Ramsey,” and together with SpecOps, the “Reporting Persons”) on February 17, 2015, as previously amended by Amendment No. 1 thereto (“Amendment No. 1”) filed with the SEC by the Reporting Persons on March 9, 2015 and Amendment No. 2 thereto (“Amendment No. 2”) filed with the SEC by the Reporting Persons on March 25, 2015 (as previously amended, the “Existing Schedule 13D,” and as amended hereby, this “Schedule 13D”), with respect to ownership of Class A common stock, par value $0.0001 per share (“Class A Common Stock”), of ZAIS Group Holdings, Inc. (formerly known as HF2 Financial Management Inc.), a Delaware corporation (the “Issuer”). Capitalized terms used herein which are not defined herein have the meanings given to them in the Existing Schedule 13D. Except as set forth below, the disclosure in the Existing Schedule 13D remains unchanged. Only those items amended or supplemented are reported herein.

The percentage of beneficial ownership reflected in this Schedule 13D is based upon 13,900,917 shares of Class A Common Stock outstanding as of November 3, 2016, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed on November 4, 2016.

Item 4. Purpose of Transaction.

Item 4 of the Existing Schedule 13D is amended and supplemented as follows:

The Reporting Persons have approached the Issuer’s management in order to discuss potential strategic alternatives available to the Issuer, including transactions that may provide liquidity for the Reporting Persons and other stockholders of the Issuer. Any such transaction may involve the acquisition by the Issuer or its affiliates of the Issuer’s outstanding shares of Common Stock (other than those held by management), including those held by the Reporting Persons. Any such transaction also may have one or more of the other effects described in clauses (a) through (j) of Item 4 of the Existing Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Existing Schedule 13D is amended and supplemented as follows:

SpecOps is the beneficial owner of 9,207,056 shares of the Class A Common Stock, or approximately 66.2% of the Issuer’s outstanding Class A Common Stock. Ramsey is the beneficial owner of 9,585,287 shares of the Class A Common Stock, or approximately 69.0% of the Issuer’s outstanding Class A Common Stock, consisting of (i) 9,207,056 shares of the Class A Common Stock held by SpecOps and (ii) 378,231 shares of Class A Common Stock held by NAR. Each of the Reporting Persons has sole voting and dispositive power over the shares that it beneficially owns.

Since March 25, 2015, the date of filing of Amendment No. 2, the Reporting Persons have not effected any transactions in the shares of Class A Common Stock.

CUSIP No. 40421A104	SCHEDULE 13D	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated January 11, 2017

d.QUANT SPECIAL OPPORTUNITIES FUND, LP

By:	/s/ Neil Ramsey
	Name:	Neil Ramsey
	Title:	General Partner

/s/ Neil Ramsey
Neil Ramsey